Exhibit 107
CALCULATION OF FILING FEE TABLES

Form S-3
(Form Type)

VENUS CONCEPT INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Common stock, par value $0.0001 per share	457(c)	Up to 1,229,393 shares	$1.65	$2,028,499	$0.0001476	$300
Fees Previously Paid	--	--	--	--	--	--	--	--
	Total Offering Amounts				--	$2,028,499	--	$300
	Total Fees Previously Paid				--	--	--	--
	Total Fee Offsets				--	--	--	--
	Net Fee Due				--	--	--	$300

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares of common stock of the registrant as may be issued or issuable as a result of stock splits, stock dividends, stock distributions, and similar transactions.

(2)
Includes 1,229,393 shares of the registrant’s common stock issuable upon conversion of outstanding shares of the registrant’s senior preferred stock, such shares of common stock to be offered and sold by the selling stockholders identified in this registration statement on Form S-3.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices for a share of the registrant’s common stock as reported on the Nasdaq Capital Market on November 27, 2023, which date is a date within five business days of the filing of this registration statement.